GREAT-WEST FUNDS, INC.
8515 East Orchard Road
Greenwood Village, Colorado 80111

February 27, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Great-West Funds, Inc.
Post-Effective Amendment No. 135 to Registration Statement on Form N-1A
File Nos. 2-75503, 811-03364

Commissioners:

Filed herewith is post-effective amendment no. 135 (“Amendment No. 135”) to the above referenced registration statement filed on behalf of Great-West Funds, Inc. (the “Fund”) pursuant to Rule 485(a)(1) under the Securities Act of 1933 (the “1933 Act”).

I. Summary of Changes
The purpose of Amendment No. 135 is to update the Fund’s registration statement to: (i) reflect the addition of Institutional Class shares to certain portfolios of the Fund, (ii) remove 0.35% from the management fee of certain portfolios of the Fund (the portfolios that are not funds-of-funds) and add an administrative services fee of 0.35% to such portfolios, (iii) add an administrative services fee of 0.35% to the funds-of-funds series of the Fund, and (iv) make conforming changes to the Statement of Additional Information (“SAI”) and Part C. With regard to (iii) above, the Fund scheduled a special meeting of shareholders, as reflected in definitive proxy materials filed with the Commission on December 4, 2014, to obtain approval of an administrative services agreement between the Fund and Great-West Life & Annuity Insurance Company with respect to the applicable series of the Fund. The Fund obtained such shareholder approval on February 18, 2015.

II. Request for Selective Review
The Fund respectfully requests selective review of Amendment No. 135 pursuant to Securities Act Release No. 6510 (Feb. 15, 1984) (“1984 Release”). The Fund notes that the Commission staff has encouraged registrants to request selective review of their filings pursuant to the 1984 Release. 1996 Industry Comment Letter at p. 6, par. D.1. The 1984 Release states that the Commission staff “will try to notify each registrant promptly concerning what level of review will be accorded their filing.” The 1984 Release further states that “the staff expects to notify registrants concerning the status of their filings within ten calendar days of the filing date.”

In support of its request, the Fund notes that the prospectus is identical to the May 1, 2014 prospectus in all material respects except as noted in Part I above.

Accordingly, Fund respectfully submits that the Commission staff can focus its review on the changes detailed above in Part I, and that, to the extent the staff has reviewed the existing prospectus, it will already be familiar with the features described.

III. Procedural Matters
The Fund will include the necessary exhibits to its registration statement in the Fund’s filing pursuant to paragraph (b) of Rule 485.

To assist the Commission staff, we are delivering a courtesy copy of Amendment No. 135, which is marked to reflect changes made since Post-Effective Amendment No. 133, filed on April 30, 2014, to Mr. Patrick Scott of the Division of Investment Management Disclosure Review Office

Please direct any question or comment regarding Amendment No. 135 to me at (303) 737-4675 or to Renee Hardt at Vedder Price P.C., (312) 609-7616.

Sincerely,

/s/ Ryan L. Logsdon

Ryan L. Logsdon
Assistant Vice President, Counsel & Secretary
Great-West Funds, Inc.

Enclosures

cc:    Patrick Scott, Division of Investment Management Disclosure Review Office
Renee Hardt, Esq.